SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 18, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone Company, dated July 18, 2012 regarding “Ericsson Second Quarter Report.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: July 18, 2012

Ericsson SECOND QUARTER report

July 18, 2012

•	Sales increased 1% YoY and showed a good performance QoQ, +9%.

•	Networks sales decreased YoY due to the expected decline in CDMA equipment sales as well as weaker sales in China and Russia.

•	Global Services and Support Solutions showed strong performance YoY and QoQ.

•

The underlying business mix, with higher share of coverage projects than capacity projects, was unchanged in the quarter and is expected to prevail short-term. The negative gross margin impact from the network modernization projects in Europe will start to gradually decline end 2012.

•	Cash flow from operations SEK -1.4 b. impacted by high working capital mainly due to late invoicing.

•	Net income SEK 1.2 b., down from SEK 3.2 b. YoY, impacted by lower profitability in Network and increased loss in ST-Ericsson.

•	EPS diluted SEK 0.34 (0.96). EPS Non-IFRS SEK 0.78 (1.60).

SEK b.	Q2 2012	Q2 2011	YoY Change	Q1 2012	QoQ Change	Six m. 2012	Six m. 2011
Net sales	55.3	54.8	1%	51.0	9%	106.3	107.7
Of which Networks	27.8	33.4	-17%	27.3	2%	55.1	66.6
Of which Global Services	24.1	19.0	26%	20.6	17%	44.7	36.5
Of which Support Solutions	3.5	2.4	47%	3.0	15%	6.5	4.7
Gross margin	32.0%	37.8%	—	33.3%	—	32.6%	38.1%
EBITA margin excl JVs and Sony Ericsson sale	8.0%	11.4%	—	7.7%	—	7.9%	12.7%
Operating income excl JVs and Sony Ericsson sale	3.3	5.0	-35%	2.8	17%	6.1	11.3
Operating margin excl JVs and Sony Ericsson sale	5.9%	9.2%	—	5.5%	—	5.7%	10.5%
EBITA margin excl JVs	8.0%	11.4%	—	22.8%	—	15.2%	12.7%
Operating income excl JVs	3.3	5.0	-35%	10.5	—	13.8	11.3
Operating margin excl JVs	5.9%	9.2%	—	20.6%	—	13.0%	10.5%
Of which Networks	5%	14%	—	6%	—	5%	16%
Of which Global Services	6%	5%	—	6%	—	6%	6%
Of which Support Solutions	12%	-11%	—	-1%	—	6%	-13%
Operating income incl JVs	2.1	4.3	-51%	9.1	—	11.2	10.1
Income after financial items	1.8	4.6	—	9.1	—	10.8	10.4
Net income	1.2	3.2	-63%	8.8	—	10.0	7.3
EPS diluted, SEK	0.34	0.96	-65%	2.76	-88%	3.10	2.23
EPS (Non-IFRS), SEK1)	0.78	1.60	-51%	3.14	-75%	3.91	3.21
Cash flow from operations	-1.4	5.8	—	0.7	—	-0.6	2.9
Cash conversion	-43%	115%	—	17%	—	-9%	25%
Net cash, end of period	—	—	—	37.1	—	25.9	42.6

1)	EPS, diluted, excl. amortizations, write-downs of acquired intangible assets and restructuring.

Q112 includes a gain from the divestment of Sony Ericsson of SEK 7.7 b.

COMMENTS FROM HANS VESTBERG, PRESIDENT AND CEO

“In the quarter, demand for Global Services and Support Solutions was strong, while Networks sales decreased YoY mainly due to the expected decline in CDMA equipment sales as well as lower business activity in China, including weaker sales of GSM and lower 3G sales in Russia,” says Hans Vestberg, President and CEO of Ericsson (NASDAQ:ERIC). “In Global Services all areas showed good growth in the quarter due to operators’ focus on operational efficiency and high project activities. The strong development for Support Solutions was driven by billing systems and TV solutions. Global Services and Support Solutions together represented about half of the Group’s revenues. The growing Global Services business has a dilutive impact on gross margin.

1

NET SALES, SEK b.

OPERATING INCOME INCL. JVs, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

NET INCOME, SEK b.

*	excl SEK 7.7 b. gain from Sony Ericsson divestment

CASH FLOW FROM OPERATIONS, SEK b.

We continue to stay close to our customers to monitor the impacts of macroeconomic development and political uncertainty in certain regions on their investments. In customer conversations it is clear that the fundamental drivers for increased data traffic are unchanged. Today there are more than 700 million smartphone subscriptions and according to our estimates this number will increase to three billion in 2017. Based on these drivers, we see an increasing focus from our customers on network performance and quality of service. This will require continuous operator investments in hardware, software and services.

Our joint venture ST-Ericsson is still in a challenging situation due to a significant drop in sales of new products to one of the largest customers and continued decline in legacy products. The company continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while executing on company transformation aiming at lowering its break-even point.

In 2010 we made a conscious decision to gain market share and increase technology and services leadership, well aware of the short-term profitability pressure. Our focus is now on translating these gains into sustainable profitable growth,” concludes Vestberg.

Financial Highlights

INCOME STATEMENT AND CASH FLOW

Sales in the quarter increased 1% YoY and 9% QoQ. Sales for comparable units, adjusted for FX and hedging, decreased -6% YoY. The acquired Telcordia operation added sales of SEK 1.1 b. in the quarter, split 50/50 between segments Global Services and Support Solutions.

Networks sales decreased -17% YoY primarily due to the expected decline in CDMA equipment sales as well as weaker development for GSM sales in China and slower operator investments in Russia. Networks sales increased 2% QoQ. CDMA equipment sales declined close to -50% YoY to SEK 2 b. and are expected to continue its rapid decline in H212.

Global Services continued to show strong momentum with growth of 26% YoY and 17% QoQ and all areas grew. Global Services represented 44% (35%) of total sales in the quarter compared to 40% in Q112. Support Solutions sales were strong with 47% growth YoY and 15% QoQ driven by strong demand for billing systems and TV solutions. Both Global Services and Support Solutions were positively impacted by the added sales from the acquired Telcordia.

Ericsson restructuring charges amounted to SEK 0.6 (1.7) b., mainly related to execution of the service delivery strategy through transformation from local to global resource centers. As previously communicated, restructuring charges are estimated to approximately SEK 4 b. for the FY12.

Gross margin was down YoY to 32.0% (37.8%), and from 33.3% QoQ. The YoY decrease is due to the increased Global Services share as well as a higher proportion of coverage projects and network modernization projects in Europe. Approximately half of the YoY gross margin percentage decline is related to the increased services mix. The QoQ gross margin reduction is due to a higher Global Services share and lower sales of mobile broadband capacity than in Q112.

The underlying business mix, with higher share of coverage projects, was unchanged in the quarter and is expected to prevail short-term. The negative gross margin impact from the network modernization projects in Europe will start to gradually decline end 2012.

Ericsson Second Quarter Report 2012	2

The modernization of networks in Europe became an opportunity for us mid-2010 when operators in Europe started to evaluate potential swaps of older 2G and 3G equipment to new multi-standard radio equipment. Ericsson, who had lost out on market share in the 3G race compared to its strong 2G position, identified this as an opportunity to regain footprint. Competition for new footprint is always tough and a strategic decision was taken to accept short-term pressure on margins to increase market share. As a result, market share has increased and the Company has restored its leading market position in Europe. Average project duration for these modernization projects are 18-24 months and the margin effects will start to gradually decline late 2012. In Q411, all projects were up to full speed.

Total operating expenses amounted to SEK 15.0 (15.8) b. R&D expenses amounted to SEK 8.1 (8.1) b. and increased slightly QoQ due to restructuring. Full year R&D expenses is now expected to be SEK 30-32 b. compared to previous estimate of SEK 29-31 b. The increase is due to selective investments in key radio technology areas to extend technology leadership and FX. Selling and general administrative expenses (SG&A) amounted to SEK 6.9 (7.7) b. SG&A is down -8% YTD, excluding restructuring charges and the impact from the acquisition of Telcordia. In Q211, SG&A was impacted by restructuring charges of SEK 1.2 b. vs. restructuring charges of SEK 0.1 b. in Q212.

Other operating income and expenses was SEK 0.5 (0.2) b. and decreased SEK -7.2 b. QoQ due to the gain of SEK 7.7 b. from the divestment of Sony Ericsson that was reported in Q112. The SEK 0.3 b. in segment Sony Ericsson relates to a resolved dispute from a litigation process with a third party.

Operating income, excluding JVs, decreased to SEK 3.3 (5.0) b. due to lower profitability in Networks but with a positive impact from lower restructuring costs. Operating margin was 5.9% (9.2%) compared to 5.5% (excl. gain from divestment of Sony Ericsson) in Q112.

Ericsson’s share in ST-Ericsson’s income before tax was SEK -1.3 (-0.7) b.

Financial net amounted to SEK -0.3 (0.3) b. and decreased QoQ from SEK 0.0 b. mainly related to negative currency exchange revaluation effects.

Net income decreased to SEK 1.2 (3.2) b. due to lower profitability in Networks and increased loss in ST-Ericsson.

EPS diluted was SEK 0.34 (0.96). EPS Non-IFRS, excluding restructuring, was SEK 0.78 (1.60).

Cash flow from operations was negative SEK -1.4 (5.8) b., mainly due to late invoicing in the quarter. Cash conversion year to date is -9%. Cash outlays for restructuring amounted to SEK 0.3 (1.2) b. Cash outlays of SEK 1.0 b. remain to be made from the restructuring provision.

Ericsson Second Quarter Report 2012	3

DAYS SALES

OUTSTANDING

INVENTORY DAYS

PAYABLE DAYS

BALANCE SHEET AND OTHER PERFORMANCE INDICATORS

Trade receivables increased QoQ to SEK 67.3 (60.7) b., reflecting changes in FX and late invoicing in the quarter. As a result, days sales outstanding (DSO) increased from 104 to 111 days QoQ due to the increase in trade receivables and change in FX.

Inventory increased QoQ to SEK 33.1 (32.5) b. Inventory turnover days decreased from 88 to 84 days.

During the quarter, Ericsson has performed refinancing activities to extend the average debt maturity profile and to further diversify funding sources:

•	Issue of a USD denominated 1 b. 10-year bond in order to refinance debt maturing in 2012 to 2014 and to diversify the funding resources.

•	Repurchase of EUR 441 m. related to the 2013 and 2014 EMTN bonds in order to reduce gross debt and optimize net interest.

•	During the quarter, two SEK denominated bonds with a total of SEK 3 b. were repaid at maturity.

Cash, cash equivalents and short-term investments amounted to SEK 66.4 (75.6) b. The net cash position decreased QoQ by SEK -11.2 b. to SEK 25.9 (37.1) b., mainly due to shareholder dividends of SEK 8.2 b. and negative operating cash flow. Capex investments amounted to SEK 1.6 (1.0) b.

During the quarter, approximately SEK 0.9 b. of provisions was utilized, of which SEK 0.3 b. related to restructuring. Additions of SEK 0.6 b. were made, of which SEK 0.2 b. related to restructuring. Reversals of SEK 0.5 b. were made.

Total number of employees at the end of the quarter decreased to 108,095 (108,551). The reduction is mainly related to efficiency programs in service delivery and within sales and administration.

Ericsson Second Quarter Report 2012	4

SEGMENT SALES, SEK b.

NETWORKS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

Segment Results

NETWORKS

SEK b.	Q2 2012	Q2 2011	YoY Change	Q1 2012	QoQ Change	Six m. 2012	Six m. 2011
Network sales	27.8	33.4	-17%	27.3	2%	55.1	66.6
EBITA margin 1)	7%	16%	—	9%	—	8%	18%
Operating margin	5%	14%	—	6%	—	5%	16%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales declined YoY -20%. CDMA equipment sales decreased -50% YoY to SEK 2 b. in the quarter. CDMA equipment sales are expected to continue its rapid decline in H212. YoY sales were negatively impacted by lower business activity in China, including weaker sales of GSM as well as lower 3G sales in Russia and reduced operator investments in India.

In 2010, we acquired Nortel’s CDMA business in order to strengthen our position in North America. We were quickly established as the market leader in North America. Already at the acquisition, CDMA equipment sales were expected to decline due to the subsequent rapid shift to LTE. The CDMA acquisition has created substantial value for the company.

Ericsson has made good inroads in the converged IP Edge market with seven contracts for the Smart Services Router (SSR) signed to date.

Operating margin was negatively impacted YoY by lower volumes as well as the underlying business mix, with more coverage than capacity projects, and the European network modernization projects. The QoQ decline is also impacted by lower sales of mobile broadband capacity than in Q112.

After the initial large scale LTE rollouts in the US, Japan and Korea, we now start to see other countries following and we expect LTE deployments to commence on a broader scale also in e.g. Europe and Latin America. We have a well proven LTE solution, outperforming competition, and according to measurements end of 2011, we have a 60% market share measured in LTE volumes.

Focus is on improving profitability and leveraging the installed base. Other key priorities are to grow IP sales and secure contracts for Voice over LTE. In CDMA, the priority is to support customers’ migration to our LTE solution and excel in life cycle management.

Ericsson Second Quarter Report 2012	5

GLOBAL SERVICES QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

GLOBAL SERVICES

SEK b.	Q2 2012	Q2 2011	YoY Change	Q1 2012	QoQ Change	Six m. 2012	Six m. 2011
Global Services sales	24.1	19.0	26%	20.6	17%	44.7	36.5
Of which Professional Services	16.9	13.5	26%	14.9	14%	31.8	26.0
Of which Managed Services	6.5	4.7	37%	5.7	13%	12.2	9.6
Of which Network Rollout	7.1	5.6	28%	5.7	24%	12.9	10.4
EBITA margin 1)	7%	6%	—	7%	—	7%	7%
Of which Professional Services	14%	13%	—	14%	—	14%	13%
Of which Network Rollout	-10%	-11%	—	-11%	—	-10%	-9%
Operating margin	6%	5%	—	6%	—	6%	6%
Of which Professional Services	13%	12%	—	13%	—	13%	12%
Of which Network Rollout	-11%	-11%	—	-11%	—	-11%	-9%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales growth was 18% YoY. All areas showed strong growth in the quarter and business momentum remains. The increase in Professional Services is to a large extent driven by Managed Services and Consulting & Systems Integration. The demand for Professional Services is driven by operators’ focus on increasing operational efficiency and reducing opex through transformation activities in the voice, IP and OSS/BSS domains as well as outsourcing. Also this quarter, Network Rollout sales increased YoY, driven by high volumes of network modernization in Europe and coverage projects in other regions.

Global Services operating margin increased YoY due to increased profitability in Professional Services, positively impacted by an improvement in all areas as a result of increased sales and lower restructuring charges. Network Rollout operating margin continued to be negatively impacted by the network modernization projects in Europe. The margin impact from restructuring charges was 2%-points Q212 for Global Services as well as Professional Services, compared to 3%-points in Q211.

Ericsson now supports networks with more than 2.5 billion subscribers.

Other information	Q2 2012	Q1 2012	Full year 2011
No. of signed managed services contracts	17	9	70
Of which expansions/extensions	5	4	32
No. of signed significant consulting & systems integration contracts1)	7	6	33
Number of subscribers in networks managed by Ericsson, end of period 2)	> 900 m.	> 900 m.	900 m.
Of which in network operations contracts	500 m.	500 m.	500 m.
Number of Ericsson services professionals, end of period	57,000	57,000	56,000

1)	In the areas of OSS/BSS, IP, Service Delivery Platforms and data center build projects.
2)	The figure includes network operations contracts and field operation contracts.

Ericsson Second Quarter Report 2012	6

SUPPORT SOLUTIONS QUARTERLY SALES, SEK b.

EBITA MARGIN, PERCENT

SUPPORT SOLUTIONS

SEK b.	Q2 2012	Q2 2011	YoY Change	Q1 2012	QoQ Change	Six m. 2012	Six m. 2011
Support Solutions sales	3.5	2.4	47%	3.0	15%	6.5	4.7
EBITA margin 1)	17%	-4%	—	8%	—	13%	-5%
Operating margin	12%	-11%	—	-1%	—	6%	-13%

1)	EBITA – Earnings before interest, tax, amortizations and write-downs of acquired intangibles.

Organic and FX adjusted sales growth was 16% YoY. The acquired Telcordia operation added sales of SEK 0.55 b. in the quarter. The strong YoY development in the quarter is related to billing solutions in Middle East and Sub-Saharan Africa. The solid growth in TV is especially related to IPTV and compression.

Operating margins improved YoY due to increased volumes and favorable product mix. Focus continues to be on transforming the business for sustainable profit generation as well as integrating Telcordia. Support Solutions is a software business with a high fixed cost base, which makes profitability volume driven.

Number of subscribers served by our charging and billing solutions were 1.7 billion at end of period.

ST-ERICSSON

USD m.	Q2 2012	Q2 2011	YoY Change	Q1 2012	QoQ Change
Net sales	344	385	-11%	290	19%
Adjusted operating income 1)	-235	-181	-30%	-297	21%
Operating income	-309	-222	-39%	-326	5%
Net income	-318	-221	-44%	-312	-2%

1)	Operating income adjusted for amortization of acquired intangibles and restructuring charges.

ST-Ericsson’s sales increased 19% QoQ, reflecting a significant ramp-up of volumes of NovaThor platforms shipping to its major customers. The net debt at the end of the quarter was USD -1.2 b. Last quarter net debt was USD -1.0 b. ST-Ericsson is reported in US GAAP and Ericsson’s share in ST-Ericsson’s income before tax, adjusted to IFRS, was SEK -1.3 (-0.7) b. in the quarter. By the end of the quarter, ST-Ericsson had utilized USD 1.2 b. of a short-term credit facility of USD 1.4 b. granted on a 50/50 basis by the parent companies, which corresponds to an increase of USD 260 m. since Q112.

Ericsson Group balance sheet items related to its investment in ST-Ericsson (IFRS);

SEK m.	March 31, 2012	June 30, 2012
Investment in ST-Ericsson	1,982	767
Loans to ST-Ericsson	3,241	4,311
Total	5,223	5,078

Though their path to success is challenging, ST-Ericsson continues to focus on securing the successful execution and delivery of its NovaThor ModAp platforms and Thor modems to customers while executing a company transformation aiming at lowering its break-even point.

Ericsson accounts for ST-Ericsson in accordance with the equity method which means that Ericsson share of income after tax in ST-Ericsson increases or decreases the carrying investment amount.

Ericsson Second Quarter Report 2012	7

Regional Overview

	Second quarter 2012				Growth
SEK b.	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	6.1	6.1	0.7	13.0	5%	2%
Latin America	2.3	2.5	0.4	5.2	6%	9%
Northern Europe and Central Asia	2.1	1.2	0.1	3.4	-26%	47%
Western and Central Europe	1.3	2.6	0.2	4.1	-6%	-5%
Mediterranean	2.7	3.3	0.2	6.2	12%	35%
Middle East	1.6	1.8	0.3	3.7	4%	17%
Sub-Saharan Africa	1.6	0.9	0.3	2.8	26%	27%
India	0.9	0.6	0.1	1.7	-39%	20%
China and North East Asia	5.2	3.1	0.1	8.4	-7%	-8%
South East Asia and Oceania	1.9	1.6	0.1	3.7	21%	9%
Other	2.1	0.2	0.8	3.1	27%	10%

Total	27.8	24.1	3.5	55.3	1%	9%

In Segment Networks “Other” includes licensing revenues, sales of cables, power modules and other businesses. Revenue from the acquired Telcordia business operation, consolidated January 2012, is reported 50/50 between segments Global Services and Support Solutions. In the regional dimension, all of the Telcordia sales are reported in the Support Solution segment except for North America where it is split 50/50 between Global Services and Support Solutions. Multimedia brokering (IPX) was previously reported in each region in segment Support Solution. As of Q112 it is part of region “Other” in segment Support Solutions.

North America. Network sales were negatively impacted by the decline in CDMA sales, however, partly offset by the continued transition to LTE. Major wireless network expansion and transformation projects contributed to the growth in Global Services sales. The acquisition of Telcordia has generated momentum in OSS/BSS.

Latin America. The YoY increase was driven by services. Network Rollout sales increased due to project executions in Brazil, Chile and Mexico. Support Solutions increased due to Telcordia acquisition and strong sales in charging. Operators in Brazil and Mexico are preparing for LTE deployments.

Northern Europe and Central Asia. Sales of Networks decreased YoY mainly due to continued low investment levels in Russia. Solid increase in sequential sales due to continued modernization projects and the win of a WCDMA contract with pan-Russian operator Rostelecom. In the Nordics, all major operators have now launched LTE services.

Western and Central Europe. The region sees some impact from the macroeconomic environment causing cautious operator capex spending and focus on measures to improve efficiency. Most operators are looking at transformation of their OSS/BSS environments. As a result, sales of Global Services and Support Solutions represent more than 60% of the sales in the region and there is continued good momentum for managed services.

Mediterranean. Sales growth is mainly driven by network modernization projects, which drive both sales of networks and services. In Global Services, both Network Rollout and Systems Integration sales contributed to the positive development. Operators focus on mobile broadband in order to meet traffic growth, quality demands and secure network performance.

Middle East. YoY sales growth was mainly driven by sales in Global Services and Support Solutions. Political unrest is still impacting the region and operators in those countries continue to be cautious with infrastructure investments. Services grew, especially in Managed Services and Systems Integration, as operators are looking into network performance quality and operational efficiencies.

Ericsson Second Quarter Report 2012	8

Sub-Saharan Africa. Sales increased YoY and QoQ, driven by increased investments in 2G. 2G investments are expected to level out, while 3G will increase. Mobile broadband penetration is slowly expanding from its low level of 4% today, as low cost smartphones enter the market and the internet connectivity is improving.

India. Some recovery in network capex spend as operators have started focused investments in areas where data traffic is growing. YoY sales decreased due to the strong H111, when the initial 3G deployments peaked. Regulatory uncertainties continue in India.

China and North East Asia. The YoY decrease in Networks is mainly related to lower sales of GSM and generally lower business activity in China, as well as continued transition to LTE in Korea, impacting 3G sales. Services sales were driven by more turnkey projects in Japan. The product mix is rapidly changing towards more of initial LTE deployments and a larger share of services.

South East Asia and Oceania. Networks sales increased YoY in several countries, driven by 3G investments and initial LTE deployments. The QoQ increase is due to capacity investments in Indonesia and deployments in other markets. Global Services reported an increase YoY driven by network rollout and support services aligned with infrastructure investments.

Other. Licensing revenues continued to show a stable development YoY. Also sales of cables, power modules and other businesses are included in “Other”. Multimedia brokering (IPX) was previously reported in each region, but from Q112 it is part of “Other”, under Support Solutions.

Market data

GROWTH RATES ARE BASED ON ERICSSON AND MARKET ESTIMATES

	Q2	Q2		FULL YEAR			Ericsson forecast
	2012	2011	Change	2009	2010	2011	2012
Mobile subscriptions, billion	6.3	5.7	11%	4.6	5.3	6.0	6.7
Net additions, million	140	150	-8%	640	700	650	700
Mobile broadband, million 1)	1,250	800	56%	360	620	1,000	1,400
Net additions, million	110	100	15%	150	260	400	450

1)

Mobile broadband includes handsets, tablets and mobile PCs for the following technologies: HSPA, LTE, CDMA2000 EV-DO, TD-SCDMA and WiMAX. Note: due to continuous improvements in reported data from operators, historical subscriptions figures might have changed compared to previously reported, affecting comparison of net additions and total figures. All figures are approximates.

Ericsson Second Quarter Report 2012	9

Parent Company Information

Income after financial items was SEK 7.0 (4.7) b. Major changes in the Parent Company’s financial position for the six month period; decreased cash, cash equivalents and short-term investments of SEK 12.8 b., and increased current and non-current receivables from subsidiaries of SEK 10.6 b. During the quarter, the dividend payment of SEK 8.0 b., as decided by the Annual General Meeting, was made. At the end of the quarter, cash, cash equivalents and short-term investments amounted to SEK 43.3 (56.1) b. In the quarter, the Parent Company Telefonaktiebolaget LM Ericsson, borrowed USD 1.0 b. through a SEC-registered bond. Two loans of SEK 1.0 b. and SEK 2.0 b. matured in the quarter. The Parent Company also repurchased two EMTN bonds of EUR 441 m. The net change in gross debt is close to zero. By the end of the quarter, ST-Ericsson had utilized USD 619 million of a short-term credit facility.

In accordance with the conditions of the long-term variable compensation program (LTV) for Ericsson employees, 2,483,350 shares from treasury stock were sold or distributed to employees during the second quarter. The holding of treasury stock at June 30, 2012, was 89,695,956 Class B shares. During the quarter, a stock issue of SEK 0.2 b. and a subsequent repurchase was made for the share-based employee remuneration program. 31.7 million Class C shares were issued and later repurchased as treasury stock. The shares were converted into Class B shares.

Other Information

ERICSSON’S NOMINATION COMMITTEE APPOINTED

On June 27, 2012, Ericsson announced the appointment of the Nomination Committee for the Annual General Meeting 2013, in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

ERICSSON RESOLVES ON AN ACQUISITION OFFER FOR C-SHARES FOR LTV 2012

On May 18, 2012, Ericsson announced that, in accordance with the resolution by the Annual General Meeting 2012, the company would expand its treasury stock in order to provide shares for the Long-Term variable Remuneration Program (LTV) 2012 for employees in Ericsson.

COMPOSITION OF THE BOARD OF DIRECTORS

On May 3, 2012, Ericsson announced that in accordance with the proposal of the Nomination Committee, the Annual General Meeting resolved to re-elect Leif Johansson as Chairman of the Board of Directors and Roxanne S. Austin, Sir Peter L. Bonfield, Börje Ekholm, Ulf J Johansson, Sverker Martin-Löf, Nancy McKinstry, Anders Nyrén, Hans Vestberg, Michelangelo Volpi and Jacob Wallenberg were re-elected as members of the Board of Directors. Alexander Izosimov was elected new member of the Board of Directors. Board members appointed by the unions are Pehr Claesson, Kristina Davidsson and Karin Åberg. Deputy board members appointed by the unions are Rickard Fredriksson, Karin Lennartsson and Roger Svensson.

POST-CLOSING EVENT: CLOSING OF TECHNICOLOR ACQUISITION

On July 3, 2012 Ericsson announced the closing of the acquisition of Technicolor’s Broadcast Services Division. The acquisition brings leading broadcast customers, approximately 900 highly skilled professionals and playout services in France, UK and Netherlands. Purchase price amounted to EUR 19 million and a potential earn-out based on 2015 revenues of the Broadcast Services activity up to EUR 9 million.

Ericsson Second Quarter Report 2012	10

ASSESSMENT OF RISK ENVIRONMENT

Ericsson’s operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2011. Compared to the risks described in the Annual Report 2011, no material, new or changed risk factors or uncertainties have been identified in the quarter.

Risk factors and uncertainties in focus during the forthcoming nine-month period for the Parent Company and the Ericsson Group include:

•

Potential negative effects on operators’ willingness to invest in network development due to a increased uncertainty in the financial markets and a weak economic business environment as well as uncertainty regarding the financial stability of suppliers, for example due to lack of financing, or reduced consumer telecom spending, or increased pressure on us to provide financing;

•	Effects on gross margins and/or working capital of the product mix in the Networks segment between sales of upgrades and expansions (mainly software) and new buildouts of coverage (mainly hardware);

•	Effects on gross margins of the product mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;

•	A continued volatile sales pattern in the Support Solutions segment or variability in our overall sales seasonality could make it more difficult to forecast future sales;

•	Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;

•	Execution of the business plan and related capital need of our joint venture ST-Ericsson;

•	Changes in foreign exchange rates, in particular USD and EUR;

•	Political unrest or instability in certain markets;

•	Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;

•	Natural disasters and other events, affecting business, production, supply and transportation.

Ericsson conducts business in certain countries which are subject to trade restrictions or which are focused on by certain investors. We stringently monitor the compliance with all relevant regulations and trade embargos applicable to us in our dealings with customers operating in such countries. Moreover, Ericsson operates globally in accordance with Group level policies and directives for business ethics and conduct. In no way should our business activities in these countries be construed as supporting a particular political agenda or regime.

Stockholm, July 18, 2012

Telefonaktiebolaget LM Ericsson (publ)

Hans Vestberg, President and CEO

Date for next report: October 26, 2012

Ericsson Second Quarter Report 2012	11

BOARD ASSURANCE

The Board of Directors and the CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 18, 2012

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Sverker Martin-Löf Deputy chairman	Leif Johansson Chairman	Jacob Wallenberg Deputy chairman

Roxanne S. Austin Member of the board	Sir Peter L. Bonfield Member of the board	Anders Nyrén Member of the board

Börje Ekholm Member of the board	Ulf J. Johansson Member of the board	Nancy McKinstry Member of the board

Alexander Izosimov Member of the board		Michelangelo Volpi Member of the board

Pehr Claesson Member of the board	Kristina Davidsson Member of the board	Karin Åberg Member of the board

Hans Vestberg Member of the board and President and CEO

Ericsson Second Quarter Report 2012	12

Auditors’ Review Report

We have reviewed this report for the period April 1, 2012, to June 30, 2012, for Telefonaktiebolaget LM Ericsson (publ). The board of directors and the CEO are responsible for the preparation and presentation of this financial information in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this financial information based on our review.

We conducted our review in accordance with the Swedish Standard on Review Engagements SÖG 2410, Review of Interim Report Performed by the Independent Auditor of the Entity. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA) and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, July 18, 2012

PricewaterhouseCoopers AB

Peter Nyllinge	Johan Engstam

Authorized Public Accountant	Authorized Public Accountant
Auditor in Charge

Ericsson Second Quarter Report 2012	13

Editor’s Note

To read the complete report with tables, please go to: www.ericsson.com/res/investors/docs/q-reports/2012/6month12-en.pdf

Ericsson invites media, investors and analysts to a press conference at the Ericsson Studio, Grönlandsgången 4, Stockholm, at 09.00 (CET), July 18, 2012. An analysts, investors and media conference call will begin at 14.00 (CET).

Live webcast of the press conference and conference call as well as supporting slides will be available at www.ericsson.com/press and www.ericsson.com/investors

Video material will be published during the day on www.ericsson.com/press

FOR FURTHER INFORMATION, PLEASE CONTACT

Helena Norrman, Senior Vice President, Communications

Phone: +46 10 719 3472

E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

INVESTORS

Åse Lindskog, Vice President,
Head of Investor and Analyst Relations
Phone: +46 10 719 9725
+46 730 244 872
E-mail: investor.relations@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 2039
+46 709 860 227
E-mail: investor.relations@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone: +46 10 713 3928
+46 730 825 928
E-mail: investor.relations@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 5400
+46 761 005 400
E-mail: investor.relations@ericsson.com

MEDIA

Ola Rembe, Vice President,
Head of Corporate Public & Media
Relations
Phone: +46 10 719 9727
+46 730 244 873
E-mail: media.relations@ericsson.com

Corporate Public & Media Relations
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson (publ)
Org. number: 556016-0680
Torshamnsgatan 23
SE-164 83 Stockholm
Phone: +46 10 719 0000
www.ericsson.com

Ericsson Second Quarter Report 2012	14

Safe Harbor Statement of Ericsson under the US Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

Ericsson Second Quarter Report 2012	15

Financial Statements and Additional Information

Ericsson Second Quarter Report 2012	16

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2011	2012	Change	2011	2012	Change

Net sales	54,770	55,319	1%	107,736	106,293	-1%
Cost of sales	-34,064	-37,611	10%	-66,642	-71,596	7%

Gross income	20,706	17,708	-14%	41,094	34,697	-16%
Gross margin (%)	37.8%	32.0%		38.1%	32.6%

Research and development expenses	-8,108	-8,097	0%	-16,099	-16,113	0%
Selling and administrative expenses	-7,741	-6,855	-11%	-14,182	-13,087	-8%

Operating expenses	-15,849	-14,952	-6%	-30,281	-29,200	-4%

Other operating income and expenses 1)	166	530		509	8,279

Operating income before shares in earnings of JV and associated companies	5,023	3,286	-35%	11,322	13,776	22%
Operating margin before shares in earnings of JV and associated companies (%)	9.2%	5.9%		10.5%	13.0%

Shares in earnings of JV and associated companies	-771	-1,208	57%	-1,239	-2,611	111%

Operating income	4,252	2,078	-51%	10,083	11,165	11%

Financial income	977	618		1,279	880	-31%
Financial expenses	-636	-924		-942	-1,197	27%

Income after financial items	4,593	1,772	-61%	10,420	10,848	4%

Taxes	-1,377	-567		-3,124	-839
Net income	3,216	1,205	-63%	7,296	10,009	37%

Net income attributable to:
- Stockholders of the Parent Company	3,116	1,110		7,219	10,060
- Non-controlling interests	100	95		77	-51

Other information
Average number of shares, basic (million)	3,204	3,215		3,203	3,213
Earnings per share, basic (SEK) 2)	0.97	0.35		2.25	3.13
Earnings per share, diluted (SEK) 2)	0.96	0.34		2.23	3.10

STATEMENT OF COMPREHENSIVE INCOME

	Apr - Jun		Jan - Jun
SEK million	2011	2012	2011	2012

Net income	3,216	1,205	7,296	10,009

Other comprehensive income
Actuarial gains and losses, and the effect of the asset ceiling, related to pensions	-1,737	-1,201	-1,349	-765
Revaluation of other investments in shares and participations
Fair value remeasurement	1	1	—	1

Cash flow hedges
Gains/losses arising during the period	138	-586	1,762	199
Reclassification adjustments for gains/losses included in profit or loss	-1,198	70	-2,119	-143
Adjustments for amounts transferred to initial carrying amount of hedged items	—	—	—	92
Changes in cumulative translation adjustments	1,143	1,323	-2,274	-681
Share of other comprehensive income on JV and associated companies	128	34	-616	-18
Tax on items relating to components of other comprehensive income	666	545	444	153
Total other comprehensive income	-859	186	-4,152	-1,162

Total comprehensive income	2,357	1,391	3,144	8,847

Total comprehensive income attributable to:
Stockholders of the Parent Company	2,211	1,229	3,117	8,879
Non-controlling interests	146	162	27	-32

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2012	17

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2011	Mar 31 2012	Jun 30 2012

ASSETS
Non-current assets
Intangible assets
Capitalized development expenses	3,523	3,529	3,795
Goodwill	27,438	31,245	31,342
Intellectual property rights, brands and other intangible assets	13,083	17,263	17,616

Property, plant and equipment	10,788	11,268	11,435

Financial assets
Equity in JV and associated companies	5,965	3,271	2,110
Other investments in shares and participations	2,199	2,122	2,207
Customer financing, non-current	1,400	1,139	1,340
Other financial assets, non-current	4,117	5,747	4,932

Deferred tax assets	13,020	13,231	14,164

	81,533	88,815	88,941

Current assets
Inventories	33,070	32,546	33,118

Trade receivables	64,522	60,695	67,320
Customer financing, current	2,845	2,798	2,581
Other current receivables	17,837	20,333	19,337

Short-term investments 1)	41,866	44,992	37,674
Cash and cash equivalents	38,676	30,638	28,707

	198,816	192,002	188,737

Total assets	280,349	280,817	277,678

EQUITY AND LIABILITIES
Equity
Stockholders’ equity	143,105	150,506	143,827
Non-controlling interest in equity of subsidiaries	2,165	1,962	1,920

	145,270	152,468	145,747

Non-current liabilities
Post-employment benefits	10,016	9,339	9,859
Provisions, non-current	280	208	205
Deferred tax liabilities	2,250	3,749	3,732
Borrowings, non-current	23,256	22,969	23,033
Other non-current liabilities	2,248	2,590	2,534

	38,050	38,855	39,363

Current liabilities
Provisions, current	5,985	5,722	5,113
Borrowings, current	7,765	6,229	7,583
Trade payables	25,309	22,283	24,410
Other current liabilities	57,970	55,260	55,462

	97,029	89,494	92,568

Total equity and liabilities	280,349	280,817	277,678

Of which interest-bearing liabilities and post-employment benefits	41,037	38,537	40,475

Of which net cash	39,505	37,093	25,906

Assets pledged as collateral	452	403	530
Contingent liabilities	609	581	518

1)	Including loan to ST-Ericsson of SEK 4,311 million as of June 30, 2012

(SEK 3,241 million as of March 31, 2012, SEK 2,759 million as of December 31, 2011)

Ericsson Second Quarter Report 2012	18

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun		Jan - Dec
SEK million	2011	2012	2011	2012	2011

Operating activities
Net income	3,216	1,205	7,296	10,009	12,569
Adjustments to reconcile net income to cash
Taxes	-29	-1,185	692	-2,303	1,994
Earnings/dividends in JV and associated companies	783	1,193	1,235	2,483	3,710
Depreciation, amortization and impairment losses	2,172	2,401	4,381	4,716	9,036
Other	-1,107	-466	-2,308	-7,488	-2,127

	5,035	3,148	11,296	7,417	25,182

Changes in operating net assets
Inventories	-2,370	43	-5,832	-16	-3,243
Customer financing, current and non-current	195	0	391	282	74
Trade receivables	2,114	-5,427	504	-1,705	-1,700
Trade payables	-834	1,717	-1,089	-996	-1,648
Provisions and post-employment benefits	-485	-353	-1,237	-2,124	-5,695
Other operating assets and liabilities, net	2,126	-492	-1,158	-3,491	-2,988

	746	-4,512	-8,421	-8,050	-15,200

Cash flow from operating activities	5,781	-1,364	2,875	-633	9,982

Investing activities
Investments in property, plant and equipment	-1,196	-994	-2,176	-2,642	-4,994
Sales of property, plant and equipment	58	-10	155	299	386
Acquisitions/divestments of subsidiaries and other operations, net 1)	-507	-110	-962	-1,840	-3,128
Product development	-429	-525	-698	-776	-1,515
Other investing activities	-100	-520	79	-325	-900
Short-term investments	3,196	8,133	6,902	4,134	14,692

Cash flow from investing activities	1,022	5,974	3,300	-1,150	4,541

Cash flow before financing activities	6,803	4,610	6,175	-1,783	14,523

Financing activities
Dividends paid	-7,209	-8,252	-7,209	-8,252	-7,455
Other financing activities	-1,097	1,112	143	-206	961

Cash flow from financing activities	-8,306	-7,140	-7,066	-8,458	-6,494

Effect of exchange rate changes on cash	211	599	-509	272	-217

Net change in cash	-1,292	-1,931	-1,400	-9,969	7,812

Cash and cash equivalents, beginning of period	30,756	30,638	30,864	38,676	30,864

Cash and cash equivalents, end of period	29,464	28,707	29,464	28,707	38,676

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Second Quarter Report 2012	19

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEK million	Jan - Jun 2011	Jan - Jun 2012	Jan - Dec 2011
Opening balance	146,785	145,270	146,785
Total comprehensive income	3,144	8,847	5,506
Stock issue	—	159	—
Sale/Repurchase of own shares	45	-126	92
Stock purchase	213	218	413
Dividends paid	-7,209	-8,252	-7,455
Transactions with non-controlling interests	-88	-369	-71

Closing balance	142,890	145,747	145,270

Ericsson Second Quarter Report 2012	20

CONSOLIDATED INCOME STATEMENT - ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Net sales	52,966	54,770	55,518	63,667	50,974	55,319
Cost of sales	-32,578	-34,064	-36,095	-44,463	-33,985	-37,611

Gross income	20,388	20,706	19,423	19,204	16,989	17,708
Gross margin (%)	38.5%	37.8%	35.0%	30.2%	33.3%	32.0%

Research and development expenses	-7,991	-8,108	-7,824	-8,715	-8,016	-8,097
Selling and administrative expenses	-6,441	-7,741	-5,664	-6,837	-6,232	-6,855

Operating expenses	-14,432	-15,849	-13,488	-15,552	-14,248	-14,952

Other operating income and expenses 1)	343	166	366	403	7,749	530

Operating income before shares in earnings of JV and associated companies	6,299	5,023	6,301	4,055	10,490	3,286

Operating margin before shares in earnings of JV and associated companies (%)	11.9%	9.2%	11.3%	6.4%	20.6%	5.9%

Shares in earnings of JV and associated companies	-468	-771	-640	-1,899	-1,403	-1,208

Operating income	5,831	4,252	5,661	2,156	9,087	2,078

Financial income	302	977	1,198	405	262	618
Financial expenses	-306	-636	-987	-732	-273	-924

Income after financial items	5,827	4,593	5,872	1,829	9,076	1,772

Taxes	-1,747	-1,377	-2,090	-338	-272	-567

Net income	4,080	3,216	3,782	1,491	8,804	1,205

Net income attributable to:
- Stockholders of the Parent Company	4,103	3,116	3,821	1,154	8,950	1,110
- Non-controlling interests	-23	100	-39	337	-146	95

Other information
Average number of shares, basic (million)	3,202	3,204	3,207	3,209	3,212	3,215
Earnings per share, basic (SEK) 2)	1.28	0.97	1.19	0.36	2.79	0.35
Earnings per share, diluted (SEK) 2)	1.27	0.96	1.18	0.36	2.76	0.34

1)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012
2)	Based on Net income attributable to stockholders of the Parent Company

Ericsson Second Quarter Report 2012	21

CONSOLIDATED STATEMENT OF CASH FLOWS - ISOLATED QUARTERS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Operating activities
Net income	4,080	3,216	3,782	1,491	8,804	1,205
Adjustments to reconcile net income to cash
Taxes	721	-29	550	752	-1,118	-1,185
Earnings/dividends in JV and associated companies	452	783	658	1,817	1,290	1,193
Depreciation, amortization and impairment losses	2,209	2,172	2,227	2,428	2,315	2,401
Other	-1,201	-1,107	-291	472	-7,022	-466

	6,261	5,035	6,926	6,960	4,269	3,148

Changes in operating net assets
Inventories	-3,462	-2,370	-2,619	5,208	-59	43
Customer financing, current and non-current	196	195	-607	290	282	0
Trade receivables	-1,610	2,114	-2,769	565	3,722	-5,427
Trade payables	-255	-834	-805	246	-2,713	1,717
Provisions and post-employment benefits	-752	-485	-2,180	-2,278	-1,771	-353
Other operating assets and liabilities, net	-3,284	2,126	3,694	-5,524	-2,999	-492

	-9,167	746	-5,286	-1,493	-3,538	-4,512

Cash flow from operating activities	-2,906	5,781	1,640	5,467	731	-1,364

Investing activities
Investments in property, plant and equipment	-980	-1,196	-1,294	-1,524	-1,648	-994
Sales of property, plant and equipment	97	58	59	172	309	-10
Acquisitions/divestments of subsidiaries and other operations, net 1)	-455	-507	-1,931	-235	-1,730	-110
Product development	-269	-429	-257	-560	-251	-525
Other investing activities	179	-100	-769	-210	195	-520
Short-term investments	3,706	3,196	9,323	-1,533	-3,999	8,133

Cash flow from investing activities	2,278	1,022	5,131	-3,890	-7,124	5,974

Cash flow before financing activities	-628	6,803	6,771	1,577	-6,393	4,610

Financing activities
Dividends paid	—	-7,209	-241	-5	—	-8,252
Other financing activities	1,240	-1,097	-10	828	-1,318	1,112

Cash flow from financing activities	1,240	-8,306	-251	823	-1,318	-7,140

Effect of exchange rate changes on cash	-720	211	278	14	-327	599

Net change in cash	-108	-1,292	6,798	2,414	-8,038	-1,931

Cash and cash equivalents, beginning of period	30,864	30,756	29,464	36,262	38,676	30,638

Cash and cash equivalents, end of period	30,756	29,464	36,262	38,676	30,638	28,707

1)	Includes payment of external loan of SEK -6.2 b. attributable to the acquisition of Telcordia in Q1 2012

Ericsson Second Quarter Report 2012	22

PARENT COMPANY INCOME STATEMENT

	Apr - Jun		Jan - Jun
SEK million	2011	2012	2011	2012
Net sales	—	—	—	—
Cost of sales	—	—	—	—

Gross income	—	—	—	—

Operating expenses	-567	-306	-986	-453
Other operating income and expenses	593	666	1,339	1,227

Operating income	26	360	353	774

Financial net	1,616	1,544	4,383	6,264

Income after financial items	1,642	1,904	4,736	7,038

Transfers to (-) / from untaxed reserves	—	—	—	—
Taxes	-183	-214	-313	-323

Net income	1,459	1,690	4,423	6,715

STATEMENT OF COMPREHENSIVE INCOME

	Apr - Jun		Jan - Jun
SEK million	2011	2012	2011	2012
Net income	1,459	1,690	4,423	6,715

Cash flow hedges
Gains/losses arising during the period	—	—	—	-64
Adjustments for amounts transferred to initial carrying amount of hegded items	—	—	—	-139
Tax on items reported directly in or transferred from equity	—	—	—	—
Other comprehensive income	—	—	—	-203

Total comprehensive income	1,459	1,690	4,423	6,512

PARENT COMPANY BALANCE SHEET

SEK million	Dec 31 2011	Jun 30 2012
ASSETS
Fixed assets
Intangible assets	1,088	964
Tangible assets	491	458
Financial assets	103,663	109,342

	105,242	110,764

Current assets
Inventories	61	46
Receivables 1)	23,327	27,255
Short-term investments	38,852	33,040
Cash and cash equivalents	17,288	10,295

	79,528	70,636

Total assets	184,770	181,400

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES
Equity
Restricted equity	47,859	48,018
Non-restricted equity	40,720	39,078

	88,579	87,096

Untaxed reserves	676	676

Provisions	651	786

Non-current liabilities	48,373	48,365

Current liabilities	46,491	44,477

Total stockholders’ equity, provisions and liabilities	184,770	181,400

Assets pledged as collateral	452	530
Contingent liabilities	18,518	16,893

1)	Including loan to ST-Ericsson of SEK 4,311 million as of June 30, 2012 (SEK 2,759 million as of December 31, 2011)

Ericsson Second Quarter Report 2012	23

Accounting Policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2011, and should be read in conjunction with that annual report.

As of January 1, 2012, the Company has applied the following new or amended IFRSs and IFRICs:

•	Amendment to IAS 12, income taxes: deferred tax: recovery of underlying assets (not yet endorsed by the EU)

•	Amendments to IFRS 7, Financial instruments, disclosures: transfers of Financial Assets

None of the new or amended standards and interpretations has had any significant impact on the financial result or position of the Company. There is no difference between IFRS effective as per June 30, 2012 and IFRS as endorsed by the EU, except for IAS 12 above.

Ericsson Second Quarter Report 2012	24

NET SALES BY SEGMENT BY QUARTER

Segments Sony Ericsson and ST-Ericsson are reported in accordance with the equity method, thus their sales are not included.

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	33,249	33,360	32,506	33,280	27,314	27,766
Global Services	17,435	19,036	20,438	26,975	20,631	24,074
Of which Professional Services	12,571	13,463	14,719	18,081	14,884	16,947
Of which Managed Services	4,924	4,724	5,304	6,046	5,708	6,468
Of which Network Rollout	4,864	5,573	5,719	8,894	5,747	7,127
Support Solutions	2,282	2,374	2,574	3,412	3,029	3,479

Total	52,966	54,770	55,518	63,667	50,974	55,319

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-9%	0%	-3%	2%	-18%	2%
Global Services	-24%	9%	7%	32%	-24%	17%
Of which Professional Services	-25%	7%	9%	23%	-18%	14%
Of which Managed Services	-8%	-4%	12%	14%	-6%	13%
Of which Network Rollout	-21%	15%	3%	56%	-35%	24%
Support Solutions	-34%	4%	8%	33%	-11%	15%

Total	-16%	3%	1%	15%	-20%	9%

	2011				2012
Year over year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
Networks	35%	31%	25%	-9%	-18%	-17%
Global Services	-4%	-5%	7%	18%	18%	26%
Of which Professional Services	-5%	-9%	7%	8%	18%	26%
Of which Managed Services	1%	-16%	1%	13%	16%	37%
Of which Network Rollout	0%	6%	7%	44%	18%	28%
Support Solutions	-1%	-2%	11%	-2%	33%	47%

Total	17%	14%	17%	1%	-4%	1%

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	33,249	66,609	99,115	132,395	27,314	55,080
Global Services	17,435	36,471	56,909	83,884	20,631	44,705
Of which Professional Services	12,571	26,034	40,753	58,834	14,884	31,830
Of which Managed Services	4,924	9,648	14,952	20,998	5,708	12,176
Of which Network Rollout	4,864	10,437	16,156	25,050	5,747	12,875
Support Solutions	2,282	4,656	7,230	10,642	3,029	6,508

Total	52,966	107,736	163,254	226,921	50,974	106,293

Year to date,	2011				2012
year over year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	35%	33%	30%	17%	-18%	-17%
Global Services	-4%	-4%	-1%	5%	18%	23%
Of which Professional Services	-5%	-7%	-3%	1%	18%	22%
Of which Managed Services	1%	-8%	-5%	-1%	16%	26%
Of which Network Rollout	0%	3%	5%	16%	18%	23%
Support Solutions	-1%	-2%	3%	1%	33%	40%

Total	17%	16%	16%	12%	-4%	-1%

SALES GROWTH FOR COMPARABLE UNITS, ADJUSTED FOR CURRENCY EFFECTS AND HEDGING

	2012
Sequential change, percent	Q1	Q2
Networks	-19%	-1%
Global Services	-25%	15%
Support Solutions	-25%	13%

Total	-22%	6%

Isolated quarter,	2012
Year over year change, percent	Q1	Q2
Networks	-18%	-20%
Global Services	14%	18%
Support Solutions	12%	16%

Total	-6%	-6%

Year to date,	2012
year over year change, percent	Jan - Mar	Jan - Jun
Networks	-18%	-19%
Global Services	14%	16%
Support Solutions	12%	14%

Total	-6%	-6%

Ericsson Second Quarter Report 2012	25

OPERATING INCOME BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	5,744	4,599	4,277	2,675	1,649	1,255
Global Services	1,146	1,030	1,757	1,611	1,267	1,362
Of which Professional Services	1,486	1,661	2,023	2,498	1,908	2,142
Of which Network Rollout	-340	-631	-266	-887	-641	-780
Support Solutions	-338	-267	90	11	-28	420
Unallocated 1)	-228	-204	164	-233	-97	-43

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	5,158	6,288	4,064	2,791	2,994

Sony Ericsson 2)	71	-208	75	-1,137	7,691	347
ST-Ericsson	-564	-698	-702	-771	-1,395	-1,263

Subtotal Sony Ericsson and ST-Ericsson	-493	-906	-627	-1,908	6,296	-916

Total	5,831	4,252	5,661	2,156	9,087	2,078

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	5,744	10,343	14,620	17,295	1,649	2,904
Global Services	1,146	2,176	3,933	5,544	1,267	2,629
Of which Professional Services	1,486	3,147	5,170	7,668	1,908	4,050
Of which Network Rollout	-340	-971	-1,237	-2,124	-641	-1,421
Support Solutions	-338	-605	-515	-504	-28	392
Unallocated 1)	-228	-432	-268	-501	-97	-140

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	6,324	11,482	17,770	21,834	2,791	5,785

Sony Ericsson 2)	71	-137	-62	-1,199	7,691	8,038
ST-Ericsson	-564	-1,262	-1,964	-2,735	-1,395	-2,658

Subtotal Sony Ericsson and ST-Ericsson	-493	-1,399	-2,026	-3,934	6,296	5,380

Total	5,831	10,083	15,744	17,900	9,087	11,165

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2011				2012
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks	17%	14%	13%	8%	6%	5%
Global Services	7%	5%	9%	6%	6%	6%
Of which Professional Services	12%	12%	14%	14%	13%	13%
Of which Network Rollout	-7%	-11%	-5%	-10%	-11%	-11%
Support Solutions	-15%	-11%	3%	0%	-1%	12%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	9%	11%	6%	5%	5%

As percentage of net sales,	2011				2012
Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	17%	16%	15%	13%	6%	5%
Global Services	7%	6%	7%	7%	6%	6%
Of which Professional Services	12%	12%	13%	13%	13%	13%
Of which Network Rollout	-7%	-9%	-8%	-8%	-11%	-11%
Support Solutions	-15%	-13%	-7%	-5%	-1%	6%

Subtotal excluding Sony Ericsson and ST-Ericsson	12%	11%	11%	10%	5%	5%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012

Ericsson Second Quarter Report 2012	26

EBITA BY SEGMENT BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	6,571	5,417	5,123	3,437	2,343	1,994
Global Services	1,278	1,150	1,867	1,720	1,464	1,594
Of which Professional Services	1,597	1,760	2,111	2,583	2,086	2,320
Of which Network Rollout	-319	-610	-244	-863	-622	-726
Support Solutions	-163	-93	270	195	236	608
Unallocated 1)	-226	-204	165	-203	-96	-42

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	6,270	7,425	5,149	3,947	4,154

Sony Ericsson 2)	71	-208	75	-1,137	7,691	347
ST-Ericsson	-564	-698	-702	-771	-1,395	-1,263
Subtotal Sony Ericsson and ST-Ericsson	-493	-906	-627	-1,908	6,296	-916

Total	6,967	5,364	6,798	3,241	10,243	3,238

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	6,571	11,988	17,111	20,548	2,343	4,337
Global Services	1,278	2,428	4,295	6,015	1,464	3,058
Of which Professional Services	1,597	3,357	5,468	8,051	2,086	4,406
Of which Network Rollout	-319	-929	-1,173	-2,036	-622	-1,348
Support Solutions	-163	-256	14	209	236	844
Unallocated 1)	-226	-430	-265	-468	-96	-138

Subtotal Segments excluding Sony Ericsson and ST-Ericsson	7,460	13,730	21,155	26,304	3,947	8,101

Sony Ericsson 2)	71	-137	-62	-1,199	7,691	8,038
ST-Ericsson	-564	-1,262	-1,964	-2,735	-1,395	-2,658
Subtotal Sony Ericsson and ST-Ericsson	-493	-1,399	-2,026	-3,934	6,296	5,380

Total	6,967	12,331	19,129	22,370	10,243	13,481

EBITA MARGIN BY SEGMENT BY QUARTER

As percentage of net sales,	2011				2012
isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Networks	20%	16%	16%	10%	9%	7%
Global Services	7%	6%	9%	6%	7%	7%
Of which Professional Services	13%	13%	14%	14%	14%	14%
Of which Network Rollout	-7%	-11%	-4%	-10%	-11%	-10%
Support Solutions	-7%	-4%	11%	6%	8%	17%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	11%	13%	8%	8%	8%

As percentage of net sales,	2011				2012
Year to date	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	20%	18%	17%	16%	9%	8%
Global Services	7%	7%	8%	7%	7%	7%
Of which Professional Services	13%	13%	13%	14%	14%	14%
Of which Network Rollout	-7%	-9%	-7%	-8%	-11%	-10%
Support Solutions	-7%	-5%	0%	2%	8%	13%

Subtotal excluding Sony Ericsson and ST-Ericsson	14%	13%	13%	12%	8%	8%

1)	“Unallocated” consists mainly of costs for corporate staff, non-operational capital gains and losses
2)	Includes gain on sale of Sony Ericsson SEK 7.7 b. in Q1 2012

Ericsson Second Quarter Report 2012	27

NET SALES BY REGION BY QUARTER

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
North America	13,162	12,324	12,096	11,203	12,775	12,987
Latin America	4,015	4,927	6,012	7,028	4,822	5,243
Northern Europe & Central Asia 1) 2)	3,365	4,552	3,527	3,781	2,292	3,358
Western & Central Europe 2)	4,806	4,342	4,612	5,270	4,306	4,094
Mediterranean 2)	4,799	5,543	5,225	8,240	4,620	6,214
Middle East	3,070	3,546	3,650	5,195	3,157	3,701
Sub Saharan Africa	2,212	2,214	2,519	3,218	2,200	2,791
India	3,169	2,798	2,273	1,522	1,421	1,700
China & North East Asia	8,633	9,025	9,662	10,889	9,154	8,423
South East Asia & Oceania	3,108	3,033	3,720	4,009	3,374	3,674
Other 1) 2)	2,627	2,466	2,222	3,312	2,853	3,134

Total	52,966	54,770	55,518	63,667	50,974	55,319

1) Of which Sweden	927	1,103	944	908	834	1,282
2) Of which EU	10,020	10,317	10,195	13,428	9,502	11,201

	2011				2012
Sequential change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	-6%	-6%	-2%	-7%	14%	2%
Latin America	-34%	23%	22%	17%	-31%	9%
Northern Europe & Central Asia 1) 2)	-30%	35%	-23%	7%	-39%	47%
Western & Central Europe 2)	-19%	-10%	6%	14%	-18%	-5%
Mediterranean 2)	-31%	16%	-6%	58%	-44%	35%
Middle East	-34%	16%	3%	42%	-39%	17%
Sub Saharan Africa	9%	0%	14%	28%	-32%	27%
India	11%	-12%	-19%	-33%	-7%	20%
China & North East Asia	-9%	5%	7%	13%	-16%	-8%
South East Asia & Oceania	-21%	-2%	23%	8%	-16%	9%
Other 1) 2)	25%	-6%	-10%	49%	-14%	10%

Total	-16%	3%	1%	15%	-20%	9%

1) Of which Sweden	-21%	19%	-14%	-4%	-8%	54%
2) Of which EU	-20%	3%	-1%	32%	-29%	18%

	2011				2012
Year-over-year change, percent	Q1	Q2	Q3	Q4	Q1	Q2
North America	39%	-6%	-6%	-20%	-3%	5%
Latin America	1%	17%	64%	16%	20%	6%
Northern Europe & Central Asia 1) 2)	46%	70%	49%	-22%	-32%	-26%
Western & Central Europe 2)	-8%	-2%	7%	-11%	-10%	-6%
Mediterranean 2)	-5%	-2%	4%	19%	-4%	12%
Middle East	-22%	-7%	34%	12%	3%	4%
Sub Saharan Africa	-9%	-25%	40%	59%	-1%	26%
India	38%	107%	7%	-46%	-55%	-39%
China & North East Asia	74%	96%	39%	15%	6%	-7%
South East Asia & Oceania	-12%	-17%	-3%	2%	9%	21%
Other 1) 2)	37%	49%	19%	57%	9%	27%

Total	17%	14%	17%	1%	-4%	1%

1) Of which Sweden	-11%	11%	-8%	-22%	-10%	16%
2) Of which EU	-9%	-1%	5%	7%	-5%	9%

Ericsson Second Quarter Report 2012	28

NET SALES BY REGION BY QUARTER (continued)

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	13,162	25,486	37,582	48,785	12,775	25,762
Latin America	4,015	8,942	14,954	21,982	4,822	10,065
Northern Europe & Central Asia 1) 2)	3,365	7,917	11,444	15,225	2,292	5,650
Western & Central Europe 2)	4,806	9,148	13,760	19,030	4,306	8,400
Mediterranean 2)	4,799	10,342	15,567	23,807	4,620	10,834
Middle East	3,070	6,616	10,266	15,461	3,157	6,858
Sub Saharan Africa	2,212	4,426	6,945	10,163	2,200	4,991
India	3,169	5,967	8,240	9,762	1,421	3,121
China & North East Asia	8,633	17,658	27,320	38,209	9,154	17,577
South East Asia & Oceania	3,108	6,141	9,861	13,870	3,374	7,048
Other 1) 2)	2,627	5,093	7,315	10,627	2,853	5,987

Total	52,966	107,736	163,254	226,921	50,974	106,293

1) Of which Sweden	927	2,030	2,974	3,882	834	2,116
2) Of which EU	10,020	20,337	30,532	43,960	9,502	20,703

Year to date,	2011				2012
year-over-year change, percent	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
North America	39%	13%	6%	-1%	-3%	1%
Latin America	1%	10%	26%	23%	20%	13%
Northern Europe & Central Asia1) 2)	46%	59%	56%	25%	-32%	-29%
Western & Central Europé 2)	-8%	-5%	-1%	-4%	-10%	-8%
Mediterranean2)	-5%	-3%	-1%	5%	-4%	5%
Middle East	-22%	-15%	-2%	2%	3%	4%
Sub Saharan Africa	-9%	-18%	-3%	11%	-1%	13%
India	38%	63%	42%	13%	-55%	-48%
China & North East Asia	74%	85%	66%	47%	6%	0%
South East Asia & Oceania	-12%	-14%	-10%	-7%	9%	15%
Other1) 2)	37%	43%	35%	41%	9%	18%

Total	17%	16%	16%	12%	-4%	-1%

1) Of which Sweden	-11%	-1%	-3%	-8%	-10%	4%
2) Of which EU	-9%	-5%	-2%	1%	-5%	2%

TOP 5 COUNTRIES IN SALES

	Q2		Jan - Jun
Country	2011	2012	2011	2012
UNITED STATES	22%	23%	23%	24%
JAPAN	5%	7%	7%	8%
CHINA	8%	6%	7%	5%
ITALY	4%	4%	4%	4%
BRAZIL	3%	4%	3%	4%

Ericsson Second Quarter Report 2012	29

NET SALES BY REGION BY SEGMENT

Since the segment ST-Ericsson is reported in accordance with the equity method, their sales are not included below. Net sales related to these segments are disclosed under SEGMENT RESULTS. Net sales related to other segments are set out below.

Revenue from Telcordia is reported 50/50 between Segments Global Services and Support Solutions. In the regional dimension, all of Telcordia sales is reported in Support Solutions, except for North America where it is split 50/50. Multimedia brokering (IPX) was previously reported in each region in Segment Support Solutions, from Q112 it is part of region “Other” in Segment Support Solutions.

Isolated quarter	Q2 2012, SEK million				Accumulated Jan - Jun 2012, SEK million
	Net- works	Global Services	Support Solutions	Total	Net- works	Global Services	Support Solutions	Total
North America	6,122	6,131	734	12,987	13,607	10,833	1,322	25,762
Latin America	2,293	2,505	445	5,243	4,357	5,029	679	10,065
Northern Europe & Central Asia	2,059	1,208	91	3,358	3,251	2,228	171	5,650
Western & Central Europe	1,346	2,579	169	4,094	2,881	5,155	364	8,400
Mediterranean	2,737	3,308	169	6,214	4,763	5,732	339	10,834
Middle East	1,561	1,796	344	3,701	2,878	3,448	532	6,858
Sub Saharan Africa	1,555	939	297	2,791	2,812	1,732	447	4,991
India	936	645	119	1,700	1,596	1,268	257	3,121
China & North East Asia	5,154	3,132	137	8,423	11,434	5,884	259	17,577
South East Asia & Oceania	1,885	1,650	139	3,674	3,705	3,068	275	7,048
Other	2,118	181	835	3,134	3,796	328	1,863	5,987

Total	27,766	24,074	3,479	55,319	55,080	44,705	6,508	106,293
Share of Total	50%	44%	6%	100%	52%	42%	6%	100%

	Q2 2012
Sequential change, percent	Net- works	Global Services	Support Solutions	Total
North America	-18%	30%	25%	2%
Latin America	11%	-1%	90%	9%
Northern Europe & Central Asia	73%	18%	14%	47%
Western & Central Europe	-12%	0%	-13%	-5%
Mediterranean	35%	36%	-1%	35%
Middle East	19%	9%	83%	17%
Sub Saharan Africa	24%	18%	98%	27%
India	42%	4%	-14%	20%
China & North East Asia	-18%	14%	12%	-8%
South East Asia & Oceania	4%	16%	2%	9%
Other	26%	23%	-19%	10%

Total	2%	17%	15%	9%

	Q2 2012
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	-22%	47%	170%	5%
Latin America	-19%	33%	100%	6%
Northern Europe & Central Asia	-36%	0%	-33%	-26%
Western & Central Europe	-21%	7%	-25%	-6%
Mediterranean	10%	18%	-35%	12%
Middle East	-4%	6%	60%	4%
Sub Saharan Africa	31%	7%	95%	26%
India	-46%	-21%	-52%	-39%
China & North East Asia	-25%	49%	104%	-7%
South East Asia & Oceania	11%	40%	-5%	21%
Other	-2%	-234%	94%	27%

Total	-17%	26%	47%	1%

	Accumulated Jan - Jun 2012
Year over year change, percent	Net- works	Global Services	Support Solutions	Total
North America	-20%	35%	154%	1%
Latin America	-10%	37%	56%	13%
Northern Europe & Central Asia	-42%	9%	-35%	-29%
Western & Central Europe	-25%	7%	-18%	-8%
Mediterranean	0%	13%	-37%	5%
Middle East	-13%	16%	56%	4%
Sub Saharan Africa	18%	1%	37%	13%
India	-60%	-17%	-40%	-48%
China & North East Asia	-14%	42%	45%	0%
South East Asia & Oceania	8%	27%	-10%	15%
Other	-9%	865%	114%	18%

Total	-17%	23%	40%	-1%

Ericsson Second Quarter Report 2012	30

PROVISIONS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Opening balance	9,744	9,529	9,335	8,065	6,265	5,930
Additions	1,304	2,032	633	838	1,003	616
Utilization/Cash out	-1,091	-1,908	-1,464	-1,524	-980	-850
Of which restructuring	-762	-1,220	-747	-494	-401	-342
Reversal of excess amounts	-88	-451	-556	-824	-370	-453
Reclassification, translation difference and other	-340	133	117	-290	12	75

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Opening balance	9,744	9,744	9,744	9,744	6,265	6,265
Additions	1,304	3,336	3,969	4,807	1,003	1,619
Utilization/Cash out	-1,091	-2,999	-4,463	-5,987	-980	-1,830
Of which restructuring	-762	-1,982	-2,729	-3,223	-401	-743
Reversal of excess amounts	-88	-539	-1,095	-1,919	-370	-823
Reclassification, translation difference and other	-340	-207	-90	-380	12	87

Closing balance	9,529	9,335	8,065	6,265	5,930	5,318

NUMBER OF EMPLOYEES

	2011				2012
End of period	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30
North America	13,531	14,553	14,782	14,801	16,281	15,872
Latin America	7,394	9,875	10,315	11,191	11,538	11,176
Northern Europe & Central Asia 1)	21,339	21,451	21,083	20,987	21,341	21,457
Western & Central Europe	10,629	10,518	10,601	10,806	10,900	10,837
Mediterranean	10,907	11,069	11,521	11,645	11,858	11,986
Middle East	4,057	4,160	4,304	4,336	4,361	4,231
Sub Saharan Africa	1,644	1,637	1,891	2,283	2,317	2,277
India	7,448	8,563	9,672	11,535	12,567	12,644
China & North East Asia	10,111	11,601	12,313	12,567	13,016	13,233
South East Asia & Oceania	4,486	4,502	4,408	4,374	4,372	4,382

Total	91,546	97,929	100,890	104,525	108,551	108,095

1) Of which Sweden	17,771	17,930	17,588	17,500	17,767	17,890

INFORMATION ON INVESTMENTS IN ASSETS SUBJECT TO DEPRECIATION, AMORTIZATION, IMPAIRMENT AND WRITE-DOWNS

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Additions
Property, plant and equipment	980	1,196	1,294	1,524	1,648	994
Capitalized development expenses	269	429	257	560	251	525
IPR, brands and other intangible assets	359	29	488	97	5,570	992

Total	1,608	1,654	2,039	2,181	7,469	2,511

Depreciation, amortization and impairment losses
Property, plant and equipment	841	821	827	1,057	914	982
Capitalized development expenses	232	240	263	267	245	259
IPR, brands and other intangible assets, etc.	1,136	1,111	1,137	1,104	1,156	1,160

Total	2,209	2,172	2,227	2,428	2,315	2,401

Ericsson Second Quarter Report 2012	31

OTHER INFORMATION

	Apr - Jun		Jan - Jun		Jan - Dec
	2011	2012	2011	2012	2011
Number of shares and earnings per share
Number of shares, end of period (million)	3,273	3,305	3,273	3,305	3,273
Of which class A-shares (million)	262	262	262	262	262
Of which class B-shares (million)	3,011	3,043	3,011	3,043	3,011
Number of treasury shares, end of period (million)	68	90	68	90	63
Number of shares outstanding, basic, end of period (million)	3,205	3,215	3,205	3,215	3,211
Numbers of shares outstanding, diluted, end of period (million)	3,232	3,245	3,232	3,245	3,238
Average number of treasury shares (million)	69	69	70	65	68
Average number of shares outstanding, basic (million)	3,204	3,215	3,203	3,213	3,206
Average number of shares outstanding, diluted (million) 1)	3,231	3,245	3,230	3,243	3,233
Earnings per share, basic (SEK)	0.97	0.35	2.25	3.13	3.80
Earnings per share, diluted (SEK) 1)	0.96	0.34	2.23	3.10	3.77
Earnings per share (Non-IFRS), diluted (SEK) 2)	1.21	0.60	2.74	3.61	4.72
Earnings per share (Non-IFRS, excluding restructuring), diluted (SEK) 2)	1.60	0.78	3.21	3.91	5.54

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share
2)	Excluding amortizations and write-downs of acquired intangibles

Ratios
Days sales outstanding	—	—	99	111	91
Inventory turnover days	90	80	89	84	78
Payable days	67	57	68	63	62
Equity ratio (%)	—	—	51.9%	52.5%	51.8%
Return on equity (%)	8.7%	3.0%	10.1%	14.0%	8.5%
Return on capital employed (%)	11.6%	5.7%	12.6%	12.9%	11.3%
Capital turnover (times)	1.2	1.2	1.2	1.1	1.2
Cash conversion %, end of period	114.8%	-43.3%	25.5%	-8.5%	39.6%
Payment readiness, end of period	—	—	84,637	72,727	86,570
Payment readiness, as percentage of sales	—	—	39.3%	34.2%	38.1%

Exchange rates used in the consolidation
SEK/EUR - average rate	—	—	8.94	8.87	9.02
- closing rate	—	—	9.16	8.77	8.92
SEK/USD - average rate	—	—	6.35	6.82	6.48
- closing rate	—	—	6.33	6.96	6.90

Other
Regional inventory, end of period,	22,485	22,266	22,485	22,266	19,921
Export sales from Sweden	30,006	25,794	64,050	52,988	116,507

ERICSSON PLANNING ASSUMPTIONS FOR YEAR 2012

Research and development expenses

We estimate R&D expenses for the full year 2012 to be at around SEK 30-32 b. The estimate includes amortizations/write-downs of intangible assets related to major acquisitions previously made. However, currency effects may cause this to change.

Capital expenditures

Excluding acquisitions, the capital expenditures in relation to sales are not expected to be significantly different in 2012, remaining at roughly two percent of sales.

Utilization of provisions

The expected utilization of provisions for year 2012 is stated in the Annual Report 2011.

Ericsson Second Quarter Report 2012	32

RESTRUCTURING CHARGES BY FUNCTION

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Cost of sales	-185	-257	-283	-506	-496	-389
Research and development expenses	-180	-208	-115	-58	-19	-107
Selling and administrative expenses	-8	-1,236	22	-170	-54	-98

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-1,701	-376	-734	-569	-594

Share in Sony Ericsson charges	—	—	—	-419	—	—
Share in ST-Ericsson charges	-15	-77	-17	-31	-30	-190

Subtotal Sony Ericsson and ST-Ericsson	-15	-77	-17	-450	-30	-190

Total	-388	-1,778	-393	-1,184	-599	-784

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Cost of sales	-185	-442	-725	-1,231	-496	-885
Research and development expenses	-180	-388	-503	-561	-19	-126
Selling and administrative expenses	-8	-1,244	-1,222	-1,392	-54	-152

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-2,074	-2,450	-3,184	-569	-1,163

Share in Sony Ericsson charges	—	—	—	-419	—	—
Share in ST-Ericsson charges	-15	-92	-109	-140	-30	-220
Subtotal Sony Ericsson and ST-Ericsson	-15	-92	-109	-559	-30	-220

Total	-388	-2,166	-2,559	-3,743	-599	-1,383

RESTRUCTURING CHARGES BY SEGMENT

	2011				2012
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1	Q2
Networks	-205	-1,039	-121	-235	-87	-167
Global Services	-166	-487	-254	-456	-473	-415
Of which Professional Services	-145	-361	-225	-264	-358	-302
Of which Network Rollout	-21	-126	-29	-192	-115	-113
Support Solutions	-2	-119	-6	-16	-9	-12
Unallocated	—	-56	5	-27	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-1,701	-376	-734	-569	-594

Sony Ericsson	—	—	—	-419	—	—
ST-Ericsson	-15	-77	-17	-31	-30	-190
Subtotal Sony Ericsson and ST-Ericsson	-15	-77	-17	-450	-30	-190

Total	-388	-1,778	-393	-1,184	-599	-784

	2011				2012
Year to date, SEK million	Jan - Mar	Jan - Jun	Jan - Sep	Jan - Dec	Jan - Mar	Jan - Jun
Networks	-205	-1,244	-1,365	-1,600	-87	-254
Global Services	-166	-653	-907	-1,363	-473	-888
Of which Professional Services	-145	-506	-731	-995	-358	-660
Of which Network Rollout	-21	-147	-176	-368	-115	-228
Support Solutions	-2	-121	-127	-143	-9	-21
Unallocated	—	-56	-51	-78	—	—

Subtotal Ericsson excluding Sony Ericsson and ST-Ericsson	-373	-2,074	-2,450	-3,184	-569	-1,163

Sony Ericsson	—	—	—	-419	—	—
ST-Ericsson	-15	-92	-109	-140	-30	-220
Subtotal Sony Ericsson and ST-Ericsson	-15	-92	-109	-559	-30	-220

Total	-388	-2,166	-2,559	-3,743	-599	-1,383

Ericsson Second Quarter Report 2012	33